                                                                      EXHIBIT 75

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                                 DRILLING REPORT
                                  9 MARCH 2004

MOOSE - 2

TYPE:                      Oil Exploration / Appraisal well

LOCATION:                  PPL 238, Eastern Papuan Basin

                           145 degrees 12.30" E, 06 degrees 59.69' S

CURRENT STATUS:            Continue fishing operations to retrieve remaining
                           parted drill string still stuck in the well.

PLANNED TOTAL DEPTH:       1,700 m (5,577ft)

OPERATOR:                  InterOil subsidiary SPI (208) Limited

PROSPECT DESCRIPTION:      Step-out well to appraise the extent of the Moose
                           limestone reservoir that had oil shows in the Moose
                           ST-1 well, approximately 4.5 km (3 miles) away.

                           Deeper exploration target of Pale sandstone, two way dip closure, doubly plunging thrust anticline.

STERLING MUSTANG - 1

TYPE:                      Oil Exploration

LOCATION:                  PPL 238 Eastern Papuan Basin

                           145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

CURRENT STATUS:            Drilled ahead to 1,800 meters (5,905 feet) prior to
                           setting 7 inch casing at 1,797 meters (5,896 feet).
                           Will be commencing rig repairs and upgrades prior to drilling out of casing.

PLANNED TOTAL DEPTH:       2,200 m (7,218 ft)

INTEREST:                  InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Two way dip, doubly plunging thrust anticline with
                           Late Cretaceous Pale and Subu quartz sandstones
                           (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

PLEASE SEE THE INTEROIL WEB SITE AT WWW.INTEROIL.COM

NORTH AMERICA                          AUSTRALASIA
-------------                          -----------
Gary M Duvall                          Anesti Dermedgoglou
Vice President, Corporate Development  Vice President, Investor Relations
InterOil Corporation                   InterOil Corporation
gary.duvall@interoil.com               anesti@interoil.com
Houston TX USA                         Cairns Qld Australia
Phone: +1 281 292 1800                 Phone: +61 7 4046 4600

Lisa Elliott                           Andy Carroll
DRG&E                                  General Manager, Exploration & Production
lelliott@drg-e.com                     InterOil Corporation
Phone: +1 713 529 6600                 Phone: +61 2 9279 2000